DAILY JOURNAL CORPORATION

915 EAST FIRST STREET

LOS ANGELES, CALIFORNIA 90012

TELEPHONE (213) 229-5300

FACSIMILE (213) 229-5481

______________

March 16, 2015

Lyn Shenk

Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Daily Journal Corporation (the “Company”)

Form 10-K for Fiscal Year Ended September 30, 2014

Filed on January 28, 2015

File No. 000-14665

Dear Mr. Shenk:

We are in receipt of your letter dated March 3, 2015 with respect to the above-referenced Form 10-K (the “Form 10-K”). For ease of reference, we have set forth your comments and the Company’s responses to those comments below.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 21

1.	Please revise to discuss dividends and interest income as they appear to be a material component of your net income.

The Company’s dividends and interest income represents dividends and interest received on account of the Company’s investments in marketable securities. As described under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” on page 27 of the Form 10-K:

“The investments in marketable securities, which cost approximately $47,979,000 and had a market value of about $173,676,000 at September 30, 2014, generated approximately $3,001,000 in dividends and interest income, which lowers the Company’s effective income tax rate because of the dividends received deduction.”

As shown in “Item 6. Selected Financial Data” on page 20 of the Form 10-K, the Company’s dividends and interest income has increased in each of the past five years. The relevant information from the chart on page 20 of the Form 10-K is as follows:

	Fiscal Year Ended September 30
	2014	2013	2012	2011	2010

Dividends and interest income	3,001	2,541	1,967	1,233	867
Other-than temporary impairment losses on investment	---	(1,719)	(2,855)	---	---

Our dividends and interest income has increased primarily because included among the Company’s six marketable securities as of September 30, 2014 were the common stocks of three U.S. banks, and all of them have increased their dividend payments as the financial crisis has receded. In future filings, the Company will expand its discussion relative to dividends and interest income in its “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to incorporate the comparative information.

Item 8. Financial Statements and Supplementary Data

Note 6. Reportable Segments, page 48

2.

We note that you present pretax income of $5,890,000 for the traditional business. It appears that you are including dividend and interest income within your traditional business’s pretax income. Please tell us your basic for including dividend and interest income within the traditional business and not presenting it as a separate corporate item or as a reconciling item to your consolidated pretax income. Alternatively, please revise your disclosure in future filings to present dividend and interest income as a separate corporate item or a reconciling item to consolidated pretax income and remove it from the traditional business’s pretax income.

The Company has two businesses: its traditional publishing business and its newer case management software business. The Company does not operate a separate investment business.

As discussed above, the Company’s dividends and interest income is generated from the Company’s investments in marketable securities. The excess cash that was used to acquire these marketable securities was generated by the Company’s traditional publishing business.

From 2008 through 2011, the Company was very successful in competing aggressively for the opportunity to publish trustee foreclosure notices in its California and Arizona newspapers. (The Company’s newspapers are “adjudicated”, which means they are eligible to publish legal notices, including notices of residential foreclosure sales that are required by California and Arizona law to be published by the foreclosure trustee in an adjudicated newspaper.) The large number of foreclosures in California and Arizona during those years generated a significant amount of excess cash, much of which was used to acquire the Company’s marketable securities.

Accordingly, the dividends and interest generated by the Company’s marketable securities are incidental to the traditional publishing business, and are essentially more attractive substitutes for the smaller amount of interest that would have been generated by the excess cash had it been deposited in a bank account or used to purchase government bonds. We appreciate the comment, however, and in order to provide more detail in future filings, we will itemize the dividends and interest income in the traditional business segment and provide three years of comparative income information.

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding the foregoing to the undersigned at (213) 229-5300.

Sincerely, /s/ Gerald L. Salzman Gerald L. Salzman

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